Filed Pursuant to Rule 424(b)(3)
File No. 333-139982

PROSPECTUS SUPPLEMENT NO. 1
(To Prospectus Dated May 14, 2007)

PROELITE, INC.

Common Stock

This Prospectus Supplement No. 1 amends and supplements our prospectus dated October 3, 2006. This Prospectus Supplement should be read in conjunction with, and must be delivered with our prospectus dated October 3, 2006.

Unregistered Sales of Equity Securities.

General On July 12, 2007, we sold and issued to 4 institutional investors 3,214,285 units. Each unit consists of one share of common stock and one-half of a five-year warrant to purchase one share of common stock at a per share exercise price of $7.00. In addition to the aforementioned units, the investors will purchase an additional 357,143 shares of common stock from certain selling shareholders, which may include executive officers, directors, shareholders holding more than 5% of the outstanding shares of common stock of the Company, and their affiliates. In connection with the sale of shares by the selling shareholders, we issued warrants to purchase an additional 178,571 shares of our common stock. We agreed to issue the additional warrants in consideration of the selling shareholders' entering into a lock-up agreement, whereby each of the shareholders agreed to not sell any shares owned directly or indirectly by any of them for a period of 18 months from the effective date of the registration statement, filed in accordance to the Registration Rights Agreement, described below.

Registration of Shares. In connection with the sale and issuance of the units, we also entered into a Registration Rights Agreement, dated June 29, 2007, with the investors pursuant to which we are required to register with the Securities and Exchange Commission on or before August 27, 2007, the resale of: (i) all of the securities underlying the units and (ii) any securities not already registered that were issued in connection with our private placement on October 3, 2006. In the event the Registration Statement is not declared effective by the SEC by the 90th day from the filing of the Registration Statement (a date not later than November 26, 2007), we will be required to pay specified liquidated damages to Purchasers and Hunter World Markets, Inc. We may also be required, under certain circumstances, to pay the investors and Hunter specified liquidated damages if it is unable to maintain the effectiveness of the Registration Statement.

Placement Agent’s Fees In connection with the foregoing private placement, we retained Hunter World Markets, Inc. to act as our placement agent, and we paid Hunter a cash fee of $2,500,000 and issued to Hunter warrants to purchase 3,571,428 shares of our common stock. The warrants issued to Hunter have the same terms and conditions as the warrants issued to the investors. In addition, we also agreed to pay for one or more tombstone ads not to exceed $50,000 and to reimburse Hunter for fees of its counsel subject to a minimum of $25,000.

The date of this Prospectus Supplement is August 3, 2007.

Other Copies of the Securities Purchase Agreement and other definitive agreements relating to the sale and issuance of the Shares and the Warrants have been filed with the SEC as an exhibit to our Current Report on Form 8-K filed with the SEC on July 18, 2007. For information on obtaining our Form 8-K, including exhibits, see the discussion in the prospectus under the caption “Where You Can Find Additional Information.”

Business

The following information updates the discussion under the heading “Business” in the prospectus and should be read in conjunction with that discussion:

Overview

Our business plan is to capitalize on the popularity and growth of mixed martial arts in building a competitive fight brand, EliteXC, while also taking advantage of the Internet to capture fans, fighters and organizations in combat sports with its ProElite.com social networking site. MMA has seen substantial growth over the last several years as evidenced by its mainstream acceptance and increased PPV buys and interest by national media including ESPN, CBS Sportsline, 60 Minutes and Sports Illustrated. We plan on reaching MMA fans and participants through normal marketing channels (print, television, radio) and harnessing the efficient networking available over the Internet. We are in the process of acquiring multiple on- and off-line brands to increase our entertainment properties, content libraries and tool set offerings for fighters, fans and organizations in and around MMA. EliteXC, our fight brand, produces and promotes live events featuring the top fighters in MMA while ProElite.com has created an MMA grassroots online social network. We cross-promote our Internet and live properties so that each can strengthen the other.

EliteXC has successfully run three events in the last six months, including the most recent event feature on pay-per-view on June 22, 2007. We co-promoted this event with Strikeforce, which drew a crowd of more than 10,000 at the HP Pavilion in San Jose, California, and featured popular fighters including Frank Shamrock, Phil Baroni, Murila “Ninja” Rua and Joey Villasenor. EliteXC plans to run at least one event per month for the rest of 2007 and 2008. EliteXC has also signed some of the most exciting fighters in the sport to multiple fight contracts, including Frank Shamrock, Ninja Rua and Gina Carano.

ProElite.com has grown to over 35,000 registered members since its launch on February 1, 2007. ProElite.com has streamed five live events and garnered significant attention in the MMA community by featuring other fight brands in addition to EliteXC such as Cage Rage (London), ICON Sports (Hawaii), No Limits Gym (California) and Abu Dhabi (Grappling tournament). In addition to providing tools for MMA fans, fighters and organizations, ProElite.com can replicate its offering to other combat sports. ProElite.com recently completed a licensing and marketing deal with On The Mat (a grappling and fight apparel brand) to expand its grappling offerings. ProElite.com intends to do the same with other disciplines in martial arts, including judo, karate, and wrestling.

Our business model includes partnering with (and creating) the best distribution channels for the video content created by our live events and on-line products. The distribution channels include Showtime, CBS Sportsline, other major portals as well as additional television network and cable channels. Each live event may generate up to thirty hours of MMA video footage. We have also finalized licensing deals for the right to thousands of hours of MMA and other combat footage. This footage can be edited into videos or other formats that can be sold on our ProElite.com website or used to market our fighters and future events.

Industry

MMA has been described as the fastest growing sport in the world by mainstream sports media. According to a December 2006 press release issued by Spike TV, its reality show “Ultimate Fighter” airing on Spike TV has consistently delivered 2 million viewers each week during its first four seasons. Currently, the sport is licensed in more than 30 states and four provinces in Canada and a number of other states are attempting to license the sport. MMA is also extremely popular internationally with a number of its stars from other countries, including Brazil, United Kingdom, Japan and Korea. MMA matches have taken place in many foreign countries. Management believes that MMA is still a sport in its infancy with significant room to grow.

We believe there are over 25,000 gyms in the United States that teach some form of combat and over 20 million people participating in some form of combat training or martial arts. We plan to provide to fans, fighters and organizations in combat sports with all of the entertainment content and the online tools they want to participate in the sport.

The Opportunity

We are exploiting the growing interest in MMA through the combination of a world class live fight event entertainment company (EliteXC) with an online social network (www.ProElite.com) centered on MMA fans, fighters and organizations. We are also developing deals with distribution channels to monetize the content derived from our growing video library and the video libraries that we acquire.

Before ProElite.com there was no online social network for most MMA fighters, with the exception of the few superstars at the top. We continue to work at the grassroots level with the various MMA brands and companies across the country to identify, sign up and recruit fighters. ProElite.com helps each individual fighter develop his or her own brand awareness. With each individual fighter’s use of our website, we continue to create a growing community of MMA fans, fighters and organizations from around the world.

We are producing and acquiring an extensive library of content relating to MMA and other combat sports which will attract additional fans to the website and may generate future revenues. Such content will include live MMA and other combat events and content provided by fans, fighters and organization that use ProElite.com.

There are various marketing tools that we plan to use to excite and incentivize the fans, fighters and organizations to participate in our online community, including contests, games, tournaments, and mobile applications.

Lifelogger

The Company acquired the tangible and intellectual property assets of Lifelogger LLC, relating to its social networking software tool set for 4,000,000 shares of our common stock. Lifelogger is an advanced social networking, online depository, and personalized content tool that we repurposed to be the backbone of the ProElite.com community. Its current functionality includes user generated customized sites, storage of audio, video, and messages, customer sign-up and tracking, “blogging”, web-links, and all forms of social networking. We invested substantial personnel and financial resources to enhance the content tool to launch the ProElite.com website on February 1, 2007, which now serves more than 30,000 registered members. We anticipate that we will enter into an agreement to receive license fees from the sale of the LifeLogger blogging tool, which allows users to post content on their blog sites via web or mobile applications, to third party licensees.

Rumble World Entertainment

We have entered into a licensing agreement with Rumble World Entertainment, Inc. and Rumble World Entertainment, LLC as of November 13, 2006, pursuant to which Rumble World granted to us its exclusive rights to its trademarks and goodwill for a period of three years. The trademarks include: “RUMBLE WORLD ENTERTAINMENT”, “RWE”, “RUMBLE ON THE ROCK”, and “ROTR”. In exchange for the right to use Rumble World’s intellectual property, including its trademarks and trade names we issued to Rumble World a five-year warrant to purchase 750,000 shares of our common stock at an exercise price of $2.00 per share, which vests over a term of three years in 3 equal installments. As part of our agreement, we entered into a services agreement with two of Rumble World’s employees for their exclusive services. We are not obligated to conduct live events using the RWE brand. However, should we elect to put on a live event then we will share net revenues equally with Rumble World after deducting expenses of production.

At the end of the three-year term, we have the option to purchase Rumble World for an amount to be determined at the three-year anniversary of the agreement, provided that the amount is no less than $7 million. This purchase price will be payable in cash, our common stock, or a combination of both. We are under no obligation to exercise this option.

Showtime

We entered into an agreement with Showtime Networks Inc., pursuant to which Showtime Networks licensed the exclusive television rights in the United States to all MMA events produced by us for a term that commenced on November 9, 2006 and continues until December 31, 2009, unless the term is extended as set forth in the agreement. The agreement contemplates both regular SHOWTIME airings as well as Pay-Per-View specials in accordance with the following schedule:

Year	Showtime Events	PPV Events
2007	4	2-4
2008	6-8	4-6
2009	8-12	6-10

For the year 2007, we have completed 2 Showtime events and 1 PPV event.

Showtime Networks has certain rights to distribute the television rights in the events in international territories and has the right to participate in home video and other revenue streams derived from the events. All rights not granted to Showtime Networks are reserved to us. There are no license fees payable to us during 2007. License fees from Showtime Networks in 2008 and 2009 will be split between Showtime Networks and us.

Shamrock

We entered into an Unarmed Combatant Promotional Agreement with Frank Shamrock, Inc., dated as of December 1, 2006 for the services of Frank Juarez “Shamrock”, pursuant to which Mr. Juarez or Shamrock granted us the exclusive right to promote Shamrock as a fighter in mixed martial arts, martial arts and unarmed combatant contests. In connection with the Unarmed Combatant Promotional Agreement, we entered into a personal services Agreement with an affiliate of Shamrock. We issued 320,000 shares of our common stock to Shamrock’s affiliate, MMA Live Entertainment, Inc., in exchange for his services as our spokesman and consultant and for appearances at various ProElite events. Shamrock has a page on our social network website, ProElite.com, which includes blog entries, live chats, on-camera interviews before and after events (frankshamrock.proelite.com). Shamrock is also featured on our fight brand website, EliteXC.com.

FEG USA, Inc.

We received a $500,000 fee, and expect to receive an additional $198,000 pursuant to a letter of intent with FEG USA, Inc. dated as of March 2, 2007, in connection with a live event at the Los Angeles Coliseum on June 2, 2007. The event was aired on the SHOWTIME channel and pay-per-view.

Mark Burnett

We entered into an agreement with JMBP, Inc., wholly-owned by Mark Burnett, on June 15, 2007, in connection with a television series involving mixed martial arts for initial exhibition during prime time on one of specified networks or cable broadcasters.  JMBP (or a separate production services entity owned or controlled by JMBP) will render production services in connection with the television series and will be solely responsible for and have final approval regarding all production matters, including budget, schedule and production location.  It is anticipated that, as a condition to involvement in the television series, each of the series contestants will sign a separate agreement with us or an affiliate of ours for services rendered outside of the series. JMBP will own all rights to the series.  We and JMBP will jointly exploit the Internet rights in connection with the television series on ProElite.com and other websites controlled by ProElite.com.  We will be entitled to a share of JMBP's modified adjusted gross proceeds, as defined. Subject to specified exceptions, JMBP and Mark Burnett have agreed to exclusivity with respect to mixed martial arts programming. The term of the agreement extends until the earlier of the end of the term of the license agreement with the broadcaster of the series or the failure of JMBP to enter into a License Agreement by June 15, 2008.

Pursuant to the Series Agreement, we entered into a Subscription Agreement with Mr. Burnett relating to the issuance to Mr. Burnett of warrants to purchase up to 17,000,000 shares of the our Common Stock at $3.00 per share (subject to adjustment), the fair market value of the Company’s common stock at the time the parties agreed to enter into such agreement.  The warrants are at a substantial discount to the current market price per share and to the Units. The warrants are not exercisable if a license agreement is not entered into by June 15, 2008, with the exception of warrants for up to 2,000,000 shares of common stock, which have already vested. If the warrants are issued to Mr. Burnett, we will record substantial noncash expense on our books.

Related Party Transactions

The Company entered into a three-year term consulting agreement, dated October 3, 2006, and pays a monthly fee of $30,000 to Santa Monica Capital Partners, LLC for services relating to strategic planning, investor relations, acquisitions, corporate governance and financing.

Competition

The MMA market is fragmented. According to MMA Weekly , the Ultimate Fighting Championship currently holds the first mover advantage and is the preeminent entity in the sport. In 2001, UFC was purchased from Semaphore Entertainment Group by ZUFFA, LLC, which is headed by Stations Casinos owners Frank Fertitta and Lorenzo Fertitta. The first event sold less than 4,000 tickets and took in just over $215,000 at the gate. A recent December 30, 2006 event sold approximately 12,000 tickets and took in over $5.3 million at the gate. The Ultimate Fighting Championship’s pay-per-view numbers also continue to rise, exemplifying the sport’s increased popularity. UFC is now consistently doing PPV business on a similar level as big-time boxing. UFC has exceeded World Wrestling Entertainment in domestic orders. The Randy Couture-Chuck Liddell show in February 2006, which originally projected at 350,000 PPV buys, is now estimated to top 400,000 buys. The final buy rate for the UFC 60 event will be in the range of 615,000 to 625,000 pay-per-view buys and the gross PPV revenue will be approximately $25 million. The initial buy rate estimate for UFC 61 is expected to top 775,000 buys which equals to approximately $31 million in gross PPV revenue. UFC recently announced its intent to acquire PRIDE, a popular mixed martial arts company based in Japan. Other notable participants in the MMA market include K-1, King of the Cage and Cage Rage.

Executive Offices

Our executive offices are located at 12121 Wilshire Boulevard, Suite1001, Los Angeles, CA 90025. Our telephone number is (310) 526-8700.

Other

On June 28, 2007, we filed with the Securities and Exchange Commission our annual report on Form 10-QSB containing our consolidated financial statements for the quarter ended March 31, 2007 and the related management’s discussion and analysis and plan of operation.